FSD PHARMA INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

FSD Pharma Inc. (the "Corporation")
520 William Street
Cobourg, ON K9A 3A5

Item 2.	Date of Material Change

June 28, 2019

Item 3.	News Release

News release with respect to the material changes referred to in this report were issued by the Corporation and disseminated on July 2, 2019 through CNW and filed on SEDAR at www.sedar.com under the Corporation's profile.

Item 4.	Summary of Material Change

On July 2, 2019, the Corporation and Prismic Pharmaceuticals Inc. ("Prismic"), a US-based specialty R&D pharmaceutical company (together with the Corporation, the "Parties"), finalized the acquisition by the Corporation of all of the issued and outstanding securities of Prismic in exchange for class B subordinate voting shares ("Class B Shares") of the Corporation (the "Transaction"). The Transaction was carried out pursuant to the terms of a securities exchange agreement among the Corporation, Prismic, and each of the securityholders of Prismic dated April 24, 2019 (the "Securities Exchange Agreement").

Item 5.	Full Description of Material Change

On July 2, 2019, the Corporation completed the acquisition of all outstanding common and preferred shares of Prismic for an aggregate purchase price of approximately US$17.5 million (CAD$23.4 million based on an exchange rate of US$1 to CAD$1.3349), satisfied by the issuance of approximately 102.7 million Class B Shares at a deemed price of CAD$0.2275 (US$0.1704) per Class B Share, based on the 10-day volume weighted average trading price of the Class B Shares on the Canadian Securities Exchange on the date prior to the execution of the Securities Exchange Agreement. In addition, the Corporation agreed to assume approximately US$3.05 million of outstanding Prismic long- and short-term liabilities.

Pursuant to the terms of the Securities Exchange Agreement, all of the outstanding Prismic stock options and warrants were converted into options and warrants to purchase Class B Shares, with the number and exercise price of such securities having been adjusted in accordance with the exchange ratio under the Securities Exchange Agreement.

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The FSD Shares issued to the former Prismic shareholders were deposited into escrow at the closing of the Transaction, and are subject to an 18-month staggered release.

Zachary Dutton, co-founder of Prismic, will continue to serve as the CEO of Prismic, reporting to Edward Brennan, Jr. MD, FACS, President of the FSD Biosciences Division. Peter Moriarty, co-founder and previous Chairman of the Board of Prismic, was named Chairman of the newly-formed FSD BioPharmaceutical Industry Advisory Board.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Zeeshan Saeed, President and Co-Founder Telephone: (416) 854-8884 Email: zeeshan@fsdpharma.com

Item 9.	Date of Report

July 8, 2019